Exhibit 99.1

PAN AMERICAN SILVER RELEASES POSITIVE RESULTS FROM
PRELIMINARY ASSESSMENT FOR NAVIDAD PROJECT

 (All amounts in US dollars unless otherwise stated)

Vancouver, British Columbia – November 30, 2010 - Pan American Silver Corp. (PAAS: NASDAQ; PAA: TSX) (“Pan American” or the “Company”) is pleased to report the positive results of a Preliminary Assessment (the “PA” or the “Assessment”) for its wholly owned Navidad project (the “Project” or “Navidad”), located in the Province of Chubut, Argentina.
The Assessment is preliminary in nature, in that it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them to be categorized as mineral reserves.  There is no certainty that the estimates in the PA will be realized.

Highlights

•	Conventional surface mining of the eight separate deposits that comprise Navidad.

•
Estimated average annual production of 19.8 million ounces of silver at a cash cost of $6.03 per ounce of silver (1), net of by-product credits, over the first 5 years of mine life, with a peak year during that period of 23.2+ million ounces.

•	Production life of 17 years.

•	Estimated total silver production of 275.5 million ounces at an average cash cost of $6.96 per ounce of silver (1), net of by-product credits, over 17 year life.

•	Projected pre-production capital costs of approximately $760 million, excluding recoverable value added tax.

•	After-tax net present value calculated at a 5% discount of $524 million (assuming “base case” prices of $18.00/oz Ag, $6,500/tonne Cu and $1,950/tonne Pb).

•	After-tax net present value calculated at a 5% discount increases to $1.2 billion at “upside case” prices of $25.00/oz Ag, $8,150/tonne Cu and $2,150/tonne Pb.

•	15,000-tonnes-per-day conventional flotation processing plant producing silver-copper and silver-lead concentrates.

•	Approximately 1,500 direct employees and contractors during peak construction phase; plus 500 direct employees in operational phase.

•	Outstanding exploration potential could add significantly to mine life.

(1)
Cash cost per payable ounce of silver is a non-GAAP measure. The Company believes that, in addition to cost of sales, cash cost per ounce is a useful and complementary benchmark that investors use to evaluate the Company’s performance and ability to generate cash flow and is well understood and widely reported in the silver mining industry.  However, cash cost per ounce does not have a standardized meaning prescribed by Canadian GAAP as an indicator of performance.

Commenting on the Assessment, Geoff Burns, President  & CEO, said,” We are very pleased with the results of our Preliminary Assessment.  As we expected, Navidad will be one of the world’s largest primary silver mines, boasting a long mine life and significant exploration potential.  The design for the development of

Navidad incorporates the latest technology for the protection of the local environment and for the safety of the workforce.  The responsible development of Navidad will take into consideration the potential benefits and concerns of all stakeholders – provincial and federal governments, our Argentine employees, the local communities and of course our shareholders."

The PA was prepared by M3 Engineering and Technology (“M3”) of Tucson, Arizona, and was based on the mineral resource model for Navidad prepared by Snowden Mining Industry Consultants and set out in a National Instrument 43-101 (“NI 43-101”) compliant technical report filed by the Company on February 5, 2010 with the applicable securities regulatory authorities and available on www.sedar.com.

Resource Estimate

The estimated mineral resource for the eight deposits that comprise the Navidad project contains 632 million ounces of silver categorized as Measured and Indicated resources and a further 119 million ounces of silver categorized as Inferred resources.  In addition, the deposit contains over 3 billion pounds of lead.

The following table summarizes the current mineral resources for the Navidad project:

Classification	Tonnes	AgEq (g/t)	Ag (g/t)	Pb (%)	Ag (Moz)	Pb (Mlb)
Measured	15.4	177	137	1.44	67	489
Indicated	139.8	147	126	0.79	565	2,425
Inferred	45.9	97	81	0.57	119	580

(1)
Silver equivalent grade values are calculated without consideration of variable metal recoveries for silver and lead. A silver price of US$12.52/oz and lead price of US$0.50/lb was used to derive an equivalence formula of AgEQ g/t = Ag g/t + (Pb% × 10,000 / 365).  The estimated metal content does not include any consideration of mining, mineral processing, or metallurgical recoveries.  Tonnes, ounces, and pounds have been rounded and this may have resulted in minor discrepancies in the totals.
No mineral reserves have been estimated for Navidad.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources for Navidad may be materially affected by environmental, permitting, legal, taxation, socio-political, marketing or other relevant issues.

Since acquiring the project in early 2010, Pan American has drilled over 88,500 meters on the property, primarily as infill drilling to upgrade its confidence level in the resource.  The results of this drilling will be incorporated into the updated resource model that will be completed in conjunction with the full Feasibility Study, which the Company intends to complete in the second quarter of 2011.

Commenting on Navidad’s exploration potential, Michael Steinmann, Executive Vice President of Geology and Exploration, said, “During the past 12 months we have learned a great deal about the geological controls of Navidad and I believe that the drilling we have completed to date will result in an updated resource model, which will not only increase the value of the project but will also increase our confidence level in this world-class deposit.  Furthermore, the potential to discover additional economic mineralization, particularly along the Argenta, Esperanza and Navidad trends is excellent.  The known deposits are all located on the central Navidad mining claims, which cover only about 10,000 hectares of our total of 67,000 hectares of mining claims in the project’s vicinity.  I am confident that we will discover additional mineralization during the coming years in this new and prolific silver district.”

Production and Processing

The Assessment estimates that a total of 89.4 million tonnes of ore will be mined.  Of that total, 52.9 million tonnes are expected to be silver-copper ore with an average grade of 164 grams per tonne silver and 0.07% copper, while 36.6 million tonnes are expected to be silver-lead ore with an average grade of 2.26% lead and 151 grams per tonne silver.  The open pit mine plan and design, which was prepared by Independent Mining Consultants Inc. (“IMC”), of Tucson, Arizona, contemplates ore being extracted from eight open pits, spread along three mineralized trends (Navidad, Esperanza and Argenta), which cover a total area of 6 km x 4 km using conventional surface mining methods.

Approximately 418 million tonnes of non-mineralized material are projected to be mined, part of which will be used in the construction of the tailings containment facility.  Mining activities will ramp up to a peak mining rate of 110,000 tonnes-per-day of combined ore and non-mineralized material, at an average mining strip ratio of 4.7 to 1.0 (non-mineralized material to ore).

The PA contemplates the construction of a 15,000 tonne-per-day conventional flotation processing facility at the site, which will produce silver-rich copper and silver-bearing lead concentrates depending on which ore type is being processed.  Production is expected to average 19.8 million ounces of silver annually during the first 5 years of operation, with estimated total silver recovered being 275.5 million ounces over Navidad’s 17 year life.  The average silver and copper recoveries to the copper concentrate are estimated at 77.5% and 56.5%, respectively, while the average silver and lead recoveries to the lead concentrate are estimated at 33.8% and 75.5%, respectively.

It is the Company’s intention to obtain the majority of the water required to run the processing plant by recycling water from the tailings facility to minimize fresh water usage.  The limited amount of fresh water needed to augment the recycled water, for the steady state operation of the plant, will be supplied primarily from pit-dewatering and to a lesser degree from nearby water wells.  Technical field work carried out to date indicates that there is more than sufficient ground water at or near the Project to provide water for the life of the operation without impacting in any way the water needs of the local communities.  Energy for the Project will be supplied from twin 330 KV power lines that run approximately 100 kilometers to the south.

The Company estimates that construction and commissioning activities at Navidad would demand a workforce of approximately 1,500 individuals between employees and contractors.  This would represent approximately $167 million in direct wages during the construction period.  More importantly, Navidad’s capital estimate includes approximately $283 million in goods and services, which are expected to be supplied locally.  Once in commercial production, Navidad is expected to provide direct employment to approximately 500 employees and contractors.

Capital and Operating Costs

The total capital and preproduction expenditures to bring Navidad into production have been estimated at approximately $760 million.  The following table summarizes the estimated initial capital costs.  Capital and operating costs have been calculated in 2010, unescalated dollars and do not account for inflationary risks, particularly in Argentina, or the effects of exchange rate fluctuations:

$ Million
Mine	$41.4
Pre-production	$21.2
Plant & site infrastructure	$548.9
Power lines	$22.6
Tailings Dam	$46.3
Owner’s Costs	$69.4
Working Capital	$10.0
Total Construction Capital	$759.7

The above capital estimate includes $137 million for contingencies, but excludes an estimated $133 million in Value Added Tax payments (“VAT”), which the Company expects it will recover during the production stage.  Sustaining capital over the remainder of the mine-life is estimated at $161 million, primarily attributed to additions to the mine fleet as the mining rates ramp up to 110,000 tonnes per day by year 4 and equipment replacement costs.

Included in the capital estimate are amounts for local infrastructure development.  It is Pan American’s intention to work closely with the local municipalities on projects that will contribute to the sustainable long term development of the region.  From the Company’s experience at its Manantial Espejo mine, located in the neighbouring Argentine province of Santa Cruz, these projects are likely to involve improved housing, expansion of medical and educational facilities, job training and other initiatives that will be defined in dialogue with the local communities.

The average cash costs for the first five years of the Project are estimated at $6.03 per ounce of silver, net of by-product credits.  For the production life, cash costs are estimated to average $6.96 per ounce of silver, net of by-product credits.  The “Base Case” cash costs estimates presented above assume metal prices of $18.00 per ounce of silver, $6,500 per tonne of copper and $1,950 per tonne of lead.

Preliminary Assessment Economics

The PA calculates a Base Case after tax Net Present Value (“NPV”) at a 5% discount rate of $524 million with an Internal Rate of Return (“IRR”) of 14% and a payback period of 5.5 years.  An Upside Case, at near-current prices, calculates that the after-tax NPV at a 5% discount will increase to $1.2 billion, while the IRR escalates to 24% and the payback period would be reduced to 3.7 years.

	Base Case	Upside Case
Silver price ($/oz)	$18.00	$25.00
Lead price ($/tonne)	$1,950	$2,150

After-tax NPV 0% ($ million)	$1,089	$2,019
After-tax NPV 5% ($million)	$524	$1,157
After-tax IRR	14.2%	23.6%
Payback (years)	5.5	3.7
Years 1-5 average Ag production (moz)	19.8	19.8
Years 1-5 average cash cost ($/oz)	$6.03	$7.00
Years 1-5 average annual cash flow ($ million)	$142	$202
Other

Discussions with Silver Wheaton Corp. (“Silver Wheaton”) with respect to a silver stream for part of the production from the Loma de la Plata deposit are ongoing.  An agreement was entered into by Silverstone Resources Corp. and Aquiline Resources Inc., (those companies being subsequently acquired by Silver Wheaton and Pan American, respectively), which included some basic terms for the silver stream.  The PA’s financial estimates include an allowance for this silver stream based on the assumption that 1 million ounces of silver per year is delivered to Silver Wheaton for 12.5 years.  This estimate may change depending on the final terms negotiated with Silver Wheaton.

Project Status
Within the next 45 days following the issuance of this news release, Pan American will file an NI 43-101 compliant technical report with the applicable securities regulatory authorities that reflects the results of the PA.  Pan American is also currently working on an Environmental Impact Assessment (“EIA”) on Navidad, which it expects to complete during first quarter of 2011.   The Company plans to aggressively continue the technical and engineering work required to complete a full Feasibility Study by the end of the second quarter of 2011 and expects that the Feasibility Study will incorporate the results of additional optimization studies as well as the updated resource model.

When asked about Project optimization and timelines, Mr. Steve Busby, Pan American’s Chief Operating Officer, commented, “Navidad retains significant opportunities to reduce operating costs and improve metal recoveries that are still being evaluated and will be rolled-out over the next several months.  We are very pleased with the simple, straight-forward layout of the Project and how our existing project and operating teams in Argentina are well positioned to design and, if permitted, construct this operation in a 2 to 3-year time frame post completion of the Feasibility Study.  We look forward to sharing the concepts of this PA with the local communities and to offer them the ability to participate in the design with an understanding of all the aspects of this Project.”

Although the current mining law in the province of Chubut still bans open pit mining, Pan American continues to believe that the provincial government will introduce an amendment to the law, which would allow for the responsible development of Navidad.  The PA is based on the assumption that the ban will be lifted.

The Company has the necessary expertise to responsibly develop the Navidad project and is currently conducting a comprehensive communications campaign to promote an open dialogue with the local communities, authorities and stakeholders.  It is anticipated that this campaign will serve to broaden the public’s understanding and appreciation of the long-term positive effects that the responsible development of Navidad would bring to the people of Chubut.

All the parties involved in Navidad’s project development activities and in the preparation of the PA have operated under the highest environmental, safety and community relations standards.  As was the case with the Company’s successful development of the Manantial Espejo mine in the neighbouring province of Santa Cruz, Pan American remains committed to a transparent mine development process that involves the local communities and the provincial government , and to contributing to the long-term socio-economic development of the region.

Qualified Persons

This press release was prepared under the supervision and review of Michael Steinmann, P.Geo., Executive Vice President Geology & Exploration, and Martin Wafforn, P.Eng., Vice President Technical Services, who are the Company’s Qualified Persons for the purposes of NI 43-101.

The PA disclosed in this news release was prepared by M3 Engineering and Technology (“M3”) of Tucson, Arizona, under the direction of Doug Austin, PE and P.Eng, Principal Author, and Tom Drielick, PE, Metallurgy, who are M3’s Qualified Persons for the purposes of NI 43-101.

Technical work performed by IMC was prepared by or under the supervision of Herb Welhener, Mining and Metallurgical Society of America (MMSA) Qualified Professional, who is IMC’s Qualified Person for the purposes of NI 43-101.

About Pan American Silver

Pan American Silver’s mission is to be the world’s largest and lowest cost primary silver mining company by increasing its low-cost silver production and silver reserves.  The Company has seven mining operations in Mexico, Peru, Argentina and Bolivia.  Pan American also owns the Navidad project in Chubut, Argentina and is the operator of the La Preciosa project in Durango, Mexico.

Pan American will host a conference call to discuss Navidad’s PA on Wednesday, December 1, 2010 at 08:00 am Pacific Time (11:00 am Eastern Time).  Participants can access the conference by dialing toll free 1-800-319-4610 (Canada & USA) or by dialing 1-604-638-5340 from outside North America. The call can also be accessed via live audio webcast at https://services.choruscall.com/links/pan101201.html or at www.panamericansilver.com.

The call will be available for replay for one week after the conference by dialing 1-604-638-9010 and entering code 6218 followed by the # sign.

Information Contact

Kettina Cordero
Coordinator, Investor Relations
(604) 684-1175
info@panamericansilver.com
www.panamericansilver.com

NOTE ON FORWARD-LOOKING STATEMENTS AND INFORMATION
CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS NEWS RELEASE CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS.  ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS.  WHEN USED IN THIS NEWS RELEASE THE WORDS, “ESTIMATES”, “EXPECTS”, “PROJECTS”, “PLANS”, “CONTEMPLATES”, “CALCULATES”, “OBJECTIVE”, “POTENTIAL” AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION.  THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: THE ANTICIPATED CHANGE IN LAWS, REGULATIONS AND GOVERNMENT POLICIES WHICH AFFECT THE NAVIDAD PROJECT, AND THE IMPACT OF SUCH  LAWS, REGULATIONS AND GOVERNMENT POLICIES ON THE COMPANY, INLCUDING BUT NOT LIMITED TO, LAWS IN THE PROVINCE OF CHUBUT, ARGENTINA, WHICH, CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING; FUTURE SUCCESSFUL DEVELOPMENT OF THE NAVIDAD PROJECT; THE ESTIMATES OF EXPECTED OR ANTICIPATED ECONOMIC RETURNS, AS REFLECTED IN THE PRELIMINARY ASSESSMENT; FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS AND MINE-LIFE OF NAVIDAD; FUTURE CASH COSTS PER OUNCE OF SILVER; THE PRICE OF SILVER AND OTHER METALS; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL,

ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; THE CAPTIAL NECESSARY TO CONSTRUCT A MINE AT THE NAVIDAD PROJECT AND THE TIME-LINE FOR SUCH CONSTRUCTION; THE ACCURACY OF MINERAL RESERVE AND RESOURCE ESTIMATES; ESTIMATED PRODUCTION RATES FOR SILVER AND OTHER PAYABLE METALS PRODUCED AT NAVIDAD; TIMING OF PRODUCTION AND THE CASH AND TOTAL COSTS OF PRODUCTION; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; AND ONGOING OR FUTURE DEVELOPMENT PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES.  MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS CONTAINED IN THIS NEWS RELEASE AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS.  SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO AND BOLIVIAN BOLIVIANO VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND  POLITICAL OR ECONOMIC DEVELOPMENTS, PARTICULARLY IN ARGENTINA AND IN CANADA; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES.  INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS.  ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED.  THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

NOTE FOR US INVESTORS
THIS NEWS RELEASE HAS BEEN PREPARED IN ACCORDANCE WITH THE REQUIREMENTS OF CANADIAN PROVINCIAL SECURITIES LAWS, WHICH DIFFER FROM THE REQUIREMENTS OF U.S. SECURITIES LAWS.  UNLESS OTHERWISE INDICATED, ALL ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN BASED UPON MINERAL RESOURCE ESTIMATES PREPARED IN ACCORDANCE WITH CANADIAN NATIONAL INSTRUMENT 43-101 – STANDARDS OF DISCLOSURE FOR MINERAL PROJECTS (‘‘NI 43-101’’) AND THE CANADIAN INSTITUTE OF MINING,METALLURGY AND PETROLEUM CLASSIFICATION SYSTEM.  NI 43-101 IS A RULE DEVELOPED BY THE CANADIAN SECURITIES ADMINISTRATORS THAT ESTABLISHES STANDARDS FOR ALL PUBLIC DISCLOSURE AN ISSUER MAKES OF SCIENTIFIC AND TECHNICAL INFORMATION CONCERNING MINERAL PROJECTS.

CANADIAN STANDARDS, INCLUDING NI 43-101, DIFFER SIGNIFICANTLY FROM THE REQUIREMENTS OF THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”), AND INFORMATION CONCERNING MINERALIZATION, DEPOSITS,AND MINERAL RESOURCE INFORMATION CONTAINED OR REFERRED TO HEREIN MAY NOT BE COMPARABLE TO SIMILAR INFORMATION DISCLOSED BY U.S. COMPANIES. IN PARTICULAR, AND WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, ESTIMATES INCLUDED IN THIS NEWS RELEASE HAVE BEEN BASED UPON ‘‘MEASURED RESOURCES’’, ‘‘INDICATED RESOURCES’’ AND ‘‘INFERRED RESOURCES’’.  U.S. INVESTORS ARE ADVISED THAT, WHILE SUCH TERMS ARE RECOGNIZED AND REQUIRED BY CANADIAN SECURITIES LAWS, THE SEC DOES NOT RECOGNIZE THEM.  UNDER U.S. STANDARDS, MINERALIZATION MAY NOT BE CLASSIFIED AS A ‘‘RESERVE’’ UNLESS THE DETERMINATION HAS BEEN MADE THAT THE MINERALIZATION COULD BEECONOMICALLY AND LEGALLY PRODUCED OR EXTRACTED AT THE TIME THE RESERVE DETERMINATION IS MADE.  U.S.INVESTORS ARE CAUTIONED NOT TO ASSUME THAT ANY PART OF A “MEASURED RESOURCE” OR “INDICATED RESOURCE” WILL EVER BE CONVERTED INTO A “RESERVE”.  U.S. INVESTORS SHOULD ALSO UNDERSTAND THAT “INFERRED RESOURCES” HAVE A GREAT AMOUNT OF UNCERTAINTY AS TO THEIR EXISTENCE AND GREAT UNCERTAINTY AS TO THEIR ECONOMIC AND LEGAL FEASIBILITY.  IT CANNOT BE ASSUMED THAT ALL OR ANY PART OF “INFERRED RESOURCES” EXIST, ARE ECONOMICALLY OR LEGALLY MINEABLE OR WILL EVER BE UPGRADED TO A HIGHER CATEGORY.  UNDER CANADIAN SECURITIES LAWS, ESTIMATED “INFERRED RESOURCES” MAY NOT FORM THE BASIS OF FEASIBILITY OR PRE-FEASIBILITY STUDIES EXCEPT IN RARE CASES.  DISCLOSURE OF “CONTAINED OUNCES” IN A MINERAL RESOURCE IS PERMITTED DISCLOSURE UNDER CANADIAN SECURITIES LAWS.  HOWEVER, THE SEC NORMALLY ONLY PERMITS ISSUERS TO REPORT MINERALIZATION THAT DOES NOT CONSTITUTE “RESERVES” BY SEC STANDARDS AS IN PLACE TONNAGE AND GRADE, WITHOUT REFERENCE TO UNIT MEASURES. THE REQUIREMENTS OF NI 43-101 FOR IDENTIFICATION OF “RESERVES” ARE ALSO NOT THE SAME AS THOSE OF THE SEC, AND RESERVES REPORTED BY THE COMPANY IN COMPLIANCE WITH NI 43-101 MAY NOT QUALIFY AS “RESERVES” UNDER SEC STANDARDS. ACCORDINGLY, INFORMATION CONCERNING MINERAL DEPOSITS SET FORTH HEREIN MAY NOT BE COMPARABLE WITH INFORMATION MADE PUBLIC BY COMPANIES THAT REPORT IN ACCORDANCE WITH U.S. STANDARDS.